Filed pursuant to Rule 433 of the Securities Act of 1933, as amended
Issuer Free Writing Prospectus dated June 12, 2023
Relating to the Preliminary Prospectus dated June 12, 2023
Registration Statement File No. 333-271622

SyraHealth

A Catalyst for Improving Health Outcomes

Investor Presentation

Forward-Looking Statements

This presentation contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts contained in this presentation, including statements regarding Syra Health Corp.'s (the "Company's," "Syra's," or "Syra Health's") strategy, future, operations, future financial position, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words "anticipate," believe," "continue," "could," depends," "estimate," "expect," intend," "may," ongoing," "plan," "potential," "predict," project," "target," "should," "will," "would," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company may not actually achieve the plans, intentions, or expectations disclosed in these forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in these forward-looking statements. In addition, the forward-looking statements included in this presentation represent the Company's view of the date of this presentation. Subsequent events and developments may cause the Company's views to change. The Company does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements to reflect new information, future events or circumstances or to reflect the occurrences of unanticipated events, except as may be required by applicable law. These forward-looking statements should not be relied upon as representations the Company's views as of any date subsequent to the date of this presentation.

The Company has filed a registration statement (including a preliminary prospectus) on Form S-1, as amended (File No. 333-271622) (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") for the offering to which this presentation relates. Before you invest, you should read the preliminary prospectus in the Registration Statement, including the "Risk Factors" set forth therein, and the other documents the Company has filed with the SEC for more complete information about the Company and the offering. You may obtain these documents for free by visiting the SEC's website at www.sec.gov. Alternatively, the Company or any underwriter or dealer participating in this offering will arrange to send you the prospectus if you request it from Kingswood, 7280 W Palmetto Park Rd., Suite 301, Boca Raton, FL 33433, or by calling 561-961-0505 or by emailing lciervo@kingswoodus.com.

The securities of the Company have not been registered under the Securities Act of 1933, as amended, or any other applicable securities law. The Company's securities have not been approved or disapproved by the SEC or any other regulatory or governmental authority, nor have any of the foregoing passed upon the accuracy or adequacy of the information presented. Any representation to the contrary is a criminal offense.

This presentation shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or other jurisdiction. The Company's securities may only be sold pursuant to an effective registration statement filed with the SEC.

This presentation contains proprietary information that is the property of the Company. Neither this presentation nor the proprietary information contained herein shall be published, reproduced, copied, disclosed or used for any other purpose, other than the review and consideration of this presentation.

Offering Summary

Issuer	Syra Health Corp.
Listing/Symbol	Nasdaq / SYRA
Expected Offering Size	$8,250,000
Expected Price	$4.125 per Unit (defined below)
Securities Offered	2,000,000 units (the "Units"), with each Unit consisting of one share of Class A common stock and one warrant to purchase one share of Class A common stock at an exercise price of $6.50 per share, exercisable until the fifth anniversary of the issuance date
Over-Allotment	15% (or 300,000 additional Units)
Use of Proceeds	Marketing and sales, application development, research and development, and general corporate purposes, including working capital, operating expenses, and capital expenditures.
Lead Managing Underwriter	Kingswood, a division of Kingswood Capital Partners, LLC

Syra Health Mission

Syra Health strongly believes in health equity and our mission is to provide solutions that help improve health care and access to all populations, regardless of race, ethnicity, gender, socioeconomic status, sexual orientation, or geographic location.



Syra Health

Who we are?

Syra Health is a scientific and medically oriented professional services company that leverages deep healthcare and managed-care industry expertise to create solutions for our clients based on real-world evidence and insights from advanced analytics.

We partner with public and private sector healthcare and life science organizations in addressing the most pressing challenges by providing forward-thinking, innovative, and sustainable solutions in population health management, behavioral and mental health, health education, digital health, and healthcare workforce.



Syra Health

Who do we serve?

At Syra Health, we serve a diverse range of clients including payers, providers, pharmaceuticals, governments, and academic institutions.

Our services and solutions are tailored to meet the unique needs of each client and promote innovation, drive better patient outcomes, and positively impact education, and engagement.


Providers
Government
Payers
PATIENT-CENTRIC SOLUTIONS
Academic Institutes
Pharmaceuticals

What we do?

Syra Health Services & Solutions

- Health Education Services
- Population Health Management
- Behavioral and Mental Health
- Digital Health
- Healthcare Workforce



Health Education Services

Our health education services are specifically designed to provide targeted and continuous learning opportunities for healthcare professionals. By enhancing medical competency and health equity knowledge, we help them deliver better quality patient care.

MEDICAL COMMUNICATIONS

We offer expertise in medical communications focused on developing scientific communications based on complex scientific and clinical trial data, novel therapies and drugs, disease guidelines and real-world perspectives on diseases and their current treatments.

We offer scientific content development services in the following areas: **disease state and product-specific education; and value propositions, sales aides, advisory board meetings, conference coverage, and medical affairs resources.**

PATIENT EDUCATION

We offer comprehensive patient education solutions and services to patients, provider groups, payers, health care institutions, and government health agencies to improve intrinsic health education which we believe will lead to increased patient satisfaction, positive experiences and better health outcomes.

We develop insight and engaging educational content in the following areas: **disease education and management, preventative health and wellness; behavioral and mental health; and public health awareness and campaigns**.

HEALTHCARE TRAINING

To decrease health disparities and improve patient outcomes and satisfaction, we have a team of subject matter experts that create training for employees and staff of health organizations, pharmaceutical companies, payers, and large healthcare employers.

Our training areas include: **health equity, cultural competency, social determinants of health, preventative health, workforce and sales training; behavioral and mental health; care coordination; and caregiver training.**

Population Health Management Solutions

We provide end-to-end solutions and strategies to improve quality of care, access to care, health outcomes, and healthcare policies. We believe that our solutions will assist individuals in reaching their full health potential through preventative care, care coordination and patient engagement.

ANALYTICS AS A SERVICE

We perform in-depth research and provide end-to-end high-quality analysis on health and healthcare data and derive insights that can be developed into strategic interventions.

We offer the following services: **data collection, traditional to advanced analytics, predictive analytics, risk stratification, intervention analytics, spatial analytics, gap analysis, public policy, and evidence-based research**.

EPIDEMIOLOGY

We believe that data-driven analysis of emerging trends, patterns and determinants of health across various populations can provide a deeper understanding of public health issues.

Some of our epidemiology services include: **managing and monitoring substance use, mental health, epidemic, and epidemic, chronic, and infectious conditions; conducting data-driven discussions; establishing health priorities; and evaluation of regional prevention system.**

HEALTH EQUITY ANALYTIC SOLUTIONS

Achieving health equity requires analysis of healthcare gaps, population risk stratification and strategic interventions involving social determinants of health.

Some of our services and solutions include SDOH risk stratification analytics and programs; health equity gap analysis and solutions; health equity dashboard; vulnerability mapping assessments; caregiver health equity analysis; strategies to engage with community-based organizations; improved engagement; and care coordination improvements**.**

Behavioral & Mental Health Services

Syra Health's behavior and mental health solutions empower individuals, schools, and other organizations to identify, prevent, and manage behavioral and mental health challenges.

SYRENITY - PREVENTION and TELEHEALTH APP

Syrenity is a comprehensive telehealth application being developed by Syra Health, aimed at providing cutting-edge solutions for behavioral and mental health. With its evidence-based approach, Syrenity is designed to identify and prevent the progression of negative factors that can influence individuals' mental health, by offering targeted assignments, education, monitoring symptoms, and providing timely interventions.

PROFILE AND ASSESSMENTS

- Dedicated Assessments
- Intervention Education
- Health Goals
- Mental Well-being Tracker

MONITORING

- Assessments ongoing -> daily /weekly/monthly
- Tracking behavior and mental health

GENERAL FEATURES OF APP

- Easy user interface
- ADA accessible features / multiple languages
- Incentives to interact with the app
- Alerts / Notifications
- Community resources


Log in
Profile and Assessments
Education
Alerts & Community Reach
Monitoring
Telehealth

TELEHEALTH

- Talk to therapist through telehealth platform
- Peer support

EDUCATION

- Evidence-based educational content
- Videos/content
- Campaigns

Healthcare Workforce

Our healthcare staffing solutions are intended to help evaluate the immediate and longitudinal workforce needs of our client's organization. Using agile implementation staffing methodologies we make it seamless and cost-efficient to expand our client's clinical personnel.

We recruit experienced nurses and allied health professionals for long-term fixed contract positions at government and private provider networks, payer organizations, and other healthcare facilities across the country.

Syra Health entered into a professional services contract with FSSA's Neurodiagnostic Institute for up to $14.7 million pursuant to which it provides medical staffing services. This collaboration highlights Syra Health's commitment to addressing the shortage of healthcare workers and supporting Neurodiagnostic Institute's mission to provide neurological and behavioral health services to the community.



Syra Health

Digital Health

We are leveraging the power of digital health to drive innovation in healthcare. We are also developing cutting-edge digital platforms and solutions that will transform patient care and engagement. These solutions will connect physicians, patients, caregivers, payers, and other key stakeholders, and will be supported by robust datasets and algorithms powered by artificial intelligence.

Electronic Medical Records (EMR)

Our custom EMR solutions offer comprehensive features for capturing, storing, and managing patient health information, including medical history, diagnoses, treatments, and more. With advanced functionalities such as interoperability, clinical decision support, and customizable templates, our EMR solution helps healthcare providers streamline their workflows, enhance patient care, and improve overall operational efficiency.

Artificial Intelligence

Syra Health's AI-powered healthcare solutions leverage advanced capabilities like natural language processing and predictive analytics to automate tasks, enable data-driven decisions, and enhance patient care. Our innovative approach to healthcare uses AI to drive progress and innovation.

Cloud and Security

Syra Health is developing cloud-based healthcare solutions with secure and scalable infrastructure for healthcare organizations to store and manage patient data. Our cost-effective solution allows healthcare providers to access patient information from anywhere, with enhanced data security measures.

Patient Engagement

Syra Health's patient engagement solutions empower patients to take an active role in their healthcare journey. Our patient engagement tools provide patients with easy access to their health information, personalized health plans, reminders for appointments and medication, and communication channels with their healthcare providers.

Health Apps

Syra Health's health apps are designed to enhance patient engagement and improve health outcomes. Our health apps are user-friendly, intuitive, and available on multiple platforms, including mobile devices and web browsers


Syrenity

Health Apps

Soulcial

Soulcial is a customizable app that is being developed to cater to holistic wellness, preventative health, and mental health for various demographics. Our app support individuals connect the mind, body, and soul elements while providing a way to connect to caregivers and peers. The app features behavioral and mental health modules designed to help users self-assess stress, anxiety, and depression and connect them to service providers for treatment interventions.

AI Chatbot

We are developing a human-centric chatbot solution that offers 24/7 AI-powered customer support through chat. Our AI chatbot provides personalized health information, medication reminders, and mental health assistance for individuals to stay informed and involved in their care.

CarePlus

CarePlus is an innovative electronic medical record (EMR) solution developed by Syra Health to cater to the unique needs of small to mid-sized healthcare organizations. With a focus on improving efficiency, reducing errors, and enhancing patient care, CarePlus offers a comprehensive suite of features. This user-friendly EMR solution streamlines clinical workflows, allowing healthcare providers to manage patient health information more efficiently.

Syra Health Leadership



Deepika Vuppalanchi, PhD

Chief Executive Officer, Board Director

Deepika Vuppalanchi is the CEO and director of the Company since Nov 2020, with 10+ years experience in medical research and healthcare. She was a senior medical director at Precision For Value, a medical education director at Symbiotix and DWA Healthcare Communications. She holds a PhD and Master's degree in Molecular Biology and Genetics from the University of Delaware and a Bachelor's in Microbiology from Osmania University. Her experience working with stakeholders in academia, pharmaceutical, and biotechnology companies makes her a valuable member of the Company's board of directors.



Sandeep Allam, MS

President and Board Chairman

Sandeep Allam is the President and Chairman of the board of directors of the Company since January 2021. He has over 16 years of experience in IT services and consulting. Mr. Allam is the CEO of Sahasra Technologies Corp. since August 2010 and an executive board member at RAD CUBE, Skill Demand Corp, and Blue Agilis Corp. since December 2015, January 2021, and January 2021, respectively. He holds a Master of Science degree in Information Technology from Ferris State University and a Bachelor of Science degree in Ceramics and Cement Technology from Gulbarga University.



Priya Prasad, MBA

Chief Operating Officer & Chief Financial Officer

Priya Prasad is the Chief Operating Officer and Chief Financial Officer of the Company since March 2022 and January 2023, respectively. She has been the President of STLogics Corporation since March 2005. She has also served as board member at RADcube and Skill Demand Corp. since January 2015, and an advisory board member at Blue Agilis Corp. since January 2021. She holds an MBA from the University of Massachusetts – Boston, and a Master of Science degree and Bachelor of Science degree in Environmental Science from Bangalore University and Mount Carmel College, respectively.

Syra Health Director Nominees

Sherron Rogers	Ms. Rogers has over 19 years of senior leadership experience. Since March 2022, Ms. Rogers has served as the Chief Financial Officer of Johns Hopkins All Children's Hospital. Previously, from August 2020 to March 2022, Ms. Rogers served as the Chief Financial Officer and Chief Strategy Officer of Eskenazi Health, a public hospital that offers a comprehensive range of inpatient, primary and specialty care services.
Andrew M. Dahlem, PhD	Since November 2018, Dr. Dahlem has served as Senior Research Professor of Medicine at the Indiana University School of Medicine and also served as Chief of the Division of Clinical Pharmacology until May 2022. Dr. Dahlem is co-founder and has served as an advisor to Gate Neurosciences, a biotechnology company focused on new therapies for treatment resistant depression, since April 2019 and President of Dr. Dahlem Consulting LLC, advising on the discovery and development of novel therapeutics for academia, biotech and the pharmaceutical industry since May 2018. Furthermore, Dr. Dahlem also served as Vice President of Research Operations and Chief Operating Officer of Lilly Research Laboratories and Lilly Research Laboratories Europe at Eli Lilly and Company until his retirement in December 2017.
Vijayapal R. Reddy, DABT, DVM, PhD	Dr. Reddy is a drug development professional with over 30 years of experience in drug discovery and development in global pharmaceutical industry. Since August 2017, Dr. Reddy has served as an advisor as well as a Director of VIPRA, LLC, a consulting company. Dr. Reddy currently serves as a consultant for various pharmaceutical, biotechnology and vaccine companies. From 2007 to 2017, Dr. Reddy served as a Senior Researcher Advisor/Executive Director at Lilly Research Laboratories, at Lilly, where he led nonclinical safety and regulatory assessments on several cross functional programs at different stages of development.
Ketan Paranjape	Since April 2018, Dr. Paranjape has served as the Vice President of Roche Information Solutions, and since September 2020, he has served as the Vice President of Commercial Business Operations, Business Intelligence and Analytics at Roche Diagnostics, a multinational healthcare company. Since September 2019, Dr. Paranjape has been included on the World Health Organization's roster of digital health experts which was established to advise the World Health Organization Secretariat.
Avutu S. Reddy, PhD	Dr. Reddy has over 20 years of leadership experience in both in research and development and business. Since October 2017, Dr. Reddy has served as the Strategic Scientific and Emerging Business Intelligence Leader at Corteva Agriscience (NYSE: CTVA), an agricultural chemical and seed company and spin-off from Dow-DuPont. Dr. Reddy joined Dow AgroSciences in January 1999 and served in various roles including R&D Innovation Incubator Leader from January 2015 to December 2017; Competitive Intelligence Leader from January 2009 to December 2017; Global Traits Discovery Platform Leader from January 2005 to December 2008; Global Leader of Molecular Biology and Traits from January 2002 to December 2004; and Global Leader of Genomics from January 1999 to December 2001.

Please note that each individual is a director nominee and will become a director upon the closing of the IPO.

Pro Forma Pre-IPO Capitalization Table

As of May 31, 2023	
Class A common stock	4,232,500 shares
Class B common stock	1,000,000 shares[1]
Options at $1.00 per share	22,000 to purchase shares of Class A common stock
Convertible notes[2]	443,184 shares of Class A common stock
Fully diluted pre-IPO Class A common stock	14,697,684

1) As of May 31, 2023, there were 1,000,000 shares of Class B common stock outstanding. Shares of Class B common stock are entitled to 16.5 votes per share and are convertible at any time, at the option of the holder, into 10 shares of Class A common stock, or will otherwise automatically convert into 10 shares of Class A common stock upon certain transfers or the death of the holder.

2) Calculated by dividing the principal amount of the notes together with interest accrued thereon by the Conversion Price (as defined herein), based upon an initial public offering price of $4.125 per Unit. "Conversion Price" means the price per Unit in this offering multiplied by 80%.

SyraHealth

THANK YOU

Improve Your Health Outcomes

For More Information

deepikav@syrahealth.com
www.syrahealth.com
463-345-8983
1119 Keystone Way N #201 Carmel, IN 46032